Exhibit 99.1

Equity Acquisition of Nanyue Diankong (Hengyang) Industrial Technology

SINGAPORE, January 12, 2026/PRNewswire/ - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), one of the largest powertrain solution manufacturers through its main operating subsidiary in China, Guangxi Yuchai Machinery Company Limited ("Yuchai"), wishes to announce that Yuchai has acquired 83,918,495 shares of Nanyue Diankong (Hengyang) Industrial Technology Company Limited (“NYDK”), representing a 27.97% equity interest, for a consideration of approximately RMB 176.2 million in cash. Following the acquisition, Yuchai has become the second-largest shareholder of NYDK.

Yuchai has also entered into a concerted action agreement with Hunan Hengyang Auto Parts Factory, the largest shareholder of NYDK. This agreement enables Yuchai to secure operational control over NYDK, including, among other things, the right to nominate six out of nine directors on NYDK’s board of directors and designate its general manager. The NYDK acquisition enhances Yuchai’s supply chain in key components used in its powertrain solutions.

NYDK is a national high-tech and industry leader specializing in fuel injection systems, including common rail systems, unit pumps and mechanical pumps.

About China Yuchai International

China Yuchai International Limited, through its subsidiary Guangxi Yuchai Machinery Company Limited ("Yuchai"), is one of the leading powertrain solution providers in China. Yuchai specializes in the design, manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, pickups, construction and agricultural equipment, and marine and power generation applications. Yuchai offers a comprehensive portfolio of powertrain solutions, including but not limited to diesel, natural gas, and new energy products such as pure electric, range extenders, and hybrid and fuel cell systems. Through its extensive network of regional sales offices and authorized customer service centers, Yuchai distributes its engines directly to auto OEMs and distributors while providing after-sales services across China and globally. Founded in 1951, Yuchai has established a reputable brand name, built a strong research and development team, and achieved a significant market share in China. Known for its high-quality products and reliable after-sales support, Yuchai has also expanded its footprint into overseas markets. In 2024, Yuchai sold 356,586 engines, further solidifying its position as a leading manufacturer and distributor of engines in China. For more information, please visit https://www.cyilimited.com.

Safe Harbor Statement:

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements, including, but not limited to, statements concerning China Yuchai's and the joint ventures' operations, financial performance and condition, are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China, including those discussed in China Yuchai's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date they are made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations
Kevin Theiss
Tel: +1-212-510-8922
Email: cyd@bluefocus.com